CIM Commercial Trust Corporation

17950 Preston Road, Suite 600

Dallas, TX 75252

June 29, 2016

Via Edgar and Email

U.S. Securities and Exchange Commission,

100 F Street, NE,

Washington, D.C.  20549.

Re:                             CIM Commercial Trust Corporation
Registration Statement on Form S-11 (Reg. No. 333-210880)

Ladies and Gentlemen:

Pursuant to a letter dated May 2, 2016 from the U.S. Securities and Exchange Commission (the “Commission”) to CIM Commercial Trust Corporation (“CMCT”), the Commission has notified CMCT that the Commission would not review the above-referenced registration statement on Form S-11 (the “Registration Statement”).  CMCT respectfully requests that the Commission declare the Registration Statement effective on July 1, 2016, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

CMCT acknowledges that:

•                                          Should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking action with respect to the Registration Statement.

•                                          The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve CMCT from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•                                          CMCT may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CMCT understands that the Commission will consider this request as confirmation by CMCT of its awareness of its responsibilities under the federal securities laws as they relate to the proposed public offering of the securities covered by the Registration Statement.

CMCT requests that the Commission notify us of the effectiveness of the Registration Statement by calling our counsel, Patrick S. Brown of Sullivan & Cromwell LLP, at (310) 712-6603.

Sincerely,

/s/ David Thompson
David Thompson
Chief Financial Officer

cc:	Sara von Althann
Rahul Patel
(Securities and Exchange Commission)

Patrick S. Brown
(Sullivan & Cromwell LLP)